OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER 000-28508

NOTIFICATION OF LATE FILING	CUSIP NUMBER 338488109

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION Flamel Technologies S.A.
Full Name of Registrant
Former Name if Applicable Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Levy
Address of Principal Executive Office (Street and Number) 69200 Venissieux, France
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2016 within the prescribed time because the Company requires additional time for compilation and review to ensure adequate disclosure of certain information to be included in such Report, including the XBRL (eXtensible Business Reporting Language) Interactive Data Files for the financial statements included in such Report. The Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 will be filed on or before the 5th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Michael F. Kanan	(636)	449-1844
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Company anticipates that its results of operations for the three months ended June 30, 2016 to be included in the Form 10-Q will be significantly different than its results of operations from the corresponding period in 2015. Set forth at the end of this Notification are the Company’s consolidated statements of loss (unaudited) for the three- and six-month periods ended June 30, 2016 and 2015.

Flamel Technologies S.A.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2016	By:	/s/ Michael F. Kanan
Michael F. Kanan, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Flamel Technologies S.A.

Consolidated Statements of Loss - (Unaudited)

(In Thousands, Except Per Share Data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015(1)	2016	2015(1)
Revenues:
Product sales and services	$38,165	$48,602	$73,518	$81,128
License and research revenue	693	-	1,556	-
Total	38,858	48,602	75,074	81,128
Operating expenses:
Cost of products and services sold	3,907	2,756	7,813	6,386
Research and development expenses	7,604	7,204	12,992	13,226
Selling, general and administrative expenses	11,290	5,873	20,751	10,336
Intangible asset amortization	3,702	3,139	7,216	6,282
Changes in fair value of related party contingent consideration	23,898	32,000	32,141	37,254
Total	50,401	50,972	80,913	73,484
Operating income (loss)	(11,543)	(2,370)	(5,839)	7,644
Investment Income	390	310	590	974
Interest Expense	(263)	-	(438)	-
Other Expense - changes in fair value of related party payable	(2,773)	(2,726)	(4,307)	(2,985)
Foreign exchange gain (loss)	1,680	(3,565)	(1,261)	7,936
Income (loss) before income taxes	(12,509)	(8,351)	(11,255)	13,569
Income tax provision	7,449	8,507	14,761	17,214
Net loss	$(19,958)	$(16,858)	$(26,016)	$(3,645)

Net loss per share - Basic	$(0.48)	$(0.42)	$(0.63)	$(0.09)
Net loss per share - Diluted	$(0.48)	$(0.42)	$(0.63)	$(0.09)

Weighted average number of shares outstanding - Basic	41,241	40,353	41,241	40,281
Weighted average number of shares outstanding - Diluted	41,241	40,353	41,241	40,281

(1)	Certain amounts presented for the 2015 period have been restated to correct for immaterial errors in prior financial statements.

3